Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC

V6E 4A2

Item 2	Date of Material Change

April 16, 2026.

Item 3	News Release

On April 16, 2026, a news release in respect of the material change was disseminated through GlobeNewswire and a copy thereof has been filed under the Company’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”).

Item 4	Summary of Material Change

On April 16, 2026, the Company entered into an arrangement agreement (the “Arrangement Agreement”) to combine with entities owning a 92% interest in Sweetwater Royalties LLC (“Sweetwater”) from funds managed by Orion Resource Partners LP (“Orion”) and the Ontario Teachers’ Pension Plan (“Ontario Teachers’“, together with Orion, the “Sellers”) (the “Transaction”). The Transaction implies a 100% enterprise value for Sweetwater of approximately US$1.9 billion (based on US$625 million of debt outstanding as of April 1, 2026) and an attributable equity value to be acquired by URC of approximately US$1.1 billion.

Under the Transaction, Sweetwater and URC will combine under a newly formed U.S. domiciled parent company, “Uranium Royalty Corp.” (“New URC”), which will apply to have its shares of common stock (“New URC Shares”) listed on the Nasdaq Capital Market. On completion of the Transaction, the Sellers will receive approximately US$330 million in cash and US$813 million in New URC Shares at a deemed value of US$3.64 per New URC Share, subject to adjustment under the Arrangement Agreement.

Item 5	Full Description of Material Change

Arrangement Agreement

On April 16, 2026, the Company entered into the Arrangement Agreement in connection with the Transaction. The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been separately filed by the Company with the Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca. Unless otherwise indicated, references to “Sections” or “Articles” are to the applicable provisions of the Arrangement Agreement, and capitalized terms used but not otherwise defined have the meanings given to them in the Arrangement Agreement. The Transaction implies a 100% enterprise value for Sweetwater of approximately US$1.9 billion (based on US$625 million of debt outstanding as of April 2026) and an attributable equity value to be acquired by URC of approximately US$1.1 billion.

Under the Transaction, Sweetwater and URC will combine under New URC, which will apply to have the New URC Shares listed on the Nasdaq Capital Market. On completion of the Transaction, the Sellers will receive approximately US$330 million in cash and US$813 million in New URC Shares at a deemed value of US$3.64 per New URC Share, subject to adjustment under the Arrangement Agreement.

Summary of the Transaction

The Transaction will be effected by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). Prior to completion of the Arrangement, Orion and Ontario Teachers’ will contribute their interests in Sweetwater to New URC. Under the Arrangement, among other things, URC shareholders will exchange their URC shares for New URC Shares on the basis of one New URC Share for each URC common share held at the effective time of the Arrangement or, in the case of electing eligible Canadian shareholders, exchangeable shares in a Canadian subsidiary of New URC. On completion of the Transaction, the Sellers will receive approximately US$330 million in cash and approximately US$813 million in New URC Shares at a deemed value of US$3.64 per New URC Share, in each case subject to adjustment in accordance with the Arrangement Agreement. On completion of the Transaction, New URC will be the publicly traded parent company of the combined group.

The Transaction is subject to, among other things, approval of at least 66 2/3% of the votes cast by URC shareholders in person or by proxy at a special meeting of URC shareholders to be called to consider the Arrangement, requisite court approval, approval for the listing of the New URC Shares on the Nasdaq Capital Market, the receipt of required regulatory approvals, and the satisfaction or waiver of other customary closing conditions. A shareholder meeting is expected to occur on or about July 2026, with closing thereafter subject to the satisfaction or waiver of the applicable conditions.

Immediately following completion of the Transaction, and prior to the effects of any subsequent financing, existing URC shareholders, Orion and Ontario Teachers’ are expected to hold approximately 41%, 43% and 16%, respectively, of the outstanding New URC Shares. Eligible Canadian shareholders will be entitled to elect to receive exchangeable shares in a Canadian subsidiary of New URC in lieu of New URC Shares, which shares will be exchangeable into New URC Shares and will have equivalent economic and voting rights as the New URC Shares.

In connection with the Transaction, Uranium Energy Corp. and certain of the directors and executive officers of URC, in respect of approximately 14% of the outstanding URC common shares, have entered into customary voting agreements agreeing to vote those URC common shares in favour of the Transaction. The foregoing description of such voting agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements. The Arrangement Agreement also contains customary provisions, including non-solicitation covenants, notice obligations in respect of Acquisition Proposals and other customary deal protection provisions.

The board of directors of the Company has unanimously determined that the Arrangement is in the best interests of URC and is fair to URC shareholders, and unanimously recommends that URC shareholders vote in favour of the Arrangement. As of the date of the Arrangement Agreement, URC had received the opinion of its financial advisor that, subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by URC shareholders pursuant to the Transaction is fair, from a financial point of view, to URC shareholders. Additional details regarding the background to the Transaction, the terms and conditions of the Arrangement Agreement and the rationale for the recommendation of the board of directors of the Company will be included in the management information circular to be mailed to URC shareholders in connection with the special meeting to consider the Arrangement. The management information circular will also include details as to how URC shareholders can participate in and vote at that meeting and will be made available under URC’s profile on SEDAR+.

Transaction Funding

To finance a portion of the cash consideration under the Transaction, Uranium Energy Corp. (“UEC”) has agreed to subscribe for subscription receipts of URC at a price of US$3.64 per subscription receipt, for total proceeds of US$40 million (the “UEC Subscription”). Each UEC subscription receipt will automatically convert into one URC Share in the event all escrow release conditions set out in the subscription agreement are satisfied, including satisfaction of the conditions precedent to the Arrangement, receipt of conditional approval of the Arrangement from Toronto Stock Exchange and requisite approval from URC shareholders of the Arrangement. Closing of the UEC Subscription is expected to occur shortly after receipt of conditional approval of the Toronto Stock Exchange, with the subscription funds to be held in escrow pending satisfaction of the escrow release conditions. Following confirmation of the escrow release conditions and delivery of a release notice to the escrow agent, the release of escrowed funds will occur immediately prior to closing of the Arrangement and conversion of the subscription receipts will occur immediately prior to closing of the transactions in the sequence set out in the Plan of Arrangement. In the event that the escrow release conditions are not satisfied prior to the Outside Date, or the Arrangement Agreement is terminated, the subscription receipts will expire and UEC will be entitled to receive a refund of the escrowed funds. Based on the current outstanding shares and the number of New URC Shares to be issued (assuming no additional financing is completed prior to closing), UEC would own approximately 8% of New URC on completion of the Arrangement.

The Company expects to fund the cash portion of the acquisition by means of existing cash on hand, the UEC Subscription, and additional existing liquidity. Prior to closing of the Transaction, New URC intends to pursue external financing sources.

Under the Arrangement Agreement, the proportion of cash and New URC Shares to be received by the Sellers will be adjusted in the event that URC completes a financing prior to closing of the Transaction. In such event, 80% of any excess net proceeds received beyond US$92 million will be utilized to reduce the New URC Share consideration to the Sellers under the Arrangement.

Transaction Structure

Immediately prior to the Transaction, Orion and Ontario Teachers’ will have transferred their Sweetwater interests to New URC. Pursuant to the Arrangement, a number of steps will occur at closing, including URC shareholders exchanging their URC shares for one share of New URC (or, in the case of electing eligible Canadian URC shareholders, one Exchangeable Share (as defined below)).

Eligible Canadian shareholders of URC will be able to elect to receive, for each common share, exchangeable shares in a Canadian subsidiary of New URC (the “Exchangeable Shares”), which will be exchangeable into shares of New URC for a period of up to 10 years after completion, instead of shares of New URC to which they would otherwise be entitled at completion. The Exchangeable Shares will have equivalent economic and voting rights as the shares of New URC.

Each URC Option (whether vested or unvested) outstanding and unexercised immediately prior to the effective time will be exchanged for a URC Replacement Option to acquire such number of New URC shares equal to the number of URC shares subject to such URC Option immediately before the effective time.

Shareholder Rights Agreements

In connection with the Transaction, Orion, Ontario Teachers’ and URC will enter into an investor rights and support agreement, which will include customary terms, among other things, that Orion and Ontario Teachers’:

●	Will vote New URC Shares in support of management recommendations on certain matters for a period of two years following closing of the Transaction, other than matters relating to changes to constating documents or certain fundamental transactions such as mergers, business combinations, restructurings, and other corporate transactions; and

●	For a period of the earlier of two years after closing of the Arrangement or until such time as Orion or Ontario Teachers’, as applicable, hold less than 10% of the outstanding New URC Shares:

○	Provide notice of certain proposed sales of New URC Shares and have agreed to certain restrictions relating to sales of New URC Shares to certain counterparties, including any counterparty that would hold more than 10% of the outstanding New URC Shares as a result of such sale;

○	Will agree not to dispose of any New URC Shares for six months after closing of the Arrangement, unless the volume weighted average price of the New URC Shares exceeds C$7.50 over any 20 day trading period commencing 90 days after closing of the Arrangement; and

Orion and Ontario Teachers’ will have pro rata board nomination rights with rights for up to two directors joining from Orion and one from Ontario Teachers’. The resulting combined representation will be capped below 50%.

The investor rights and support agreement will also grant Orion and Ontario Teachers’ customary anti-dilution rights for a period of two years after closing and customary registration rights, including the right to require New URC to file and maintain a shelf registration statement covering the resale of their New URC Shares, as well as customary demand and piggyback registration rights, in each case subject to customary restrictions and limitations.

Following completion of the Transaction, New URC will continue to be led by Scott Melbye as President and Chief Executive Officer and Amir Adnani as Chairman. Sweetwater will continue to operate under the leadership of Chief Executive Officer Damon Barber.

Termination Rights and Termination Payments

The Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement of URC and the Sweetwater Investors. The Arrangement Agreement may also be terminated by either URC or the Sweetwater Investors if the Effective Time has not occurred on or before the Outside Date, subject to the terms of the Arrangement Agreement, if any applicable Law permanently prohibits, enjoins or renders illegal the consummation of the Transaction and such Law has become final and non-appealable, or if the required URC shareholder approval is not obtained at the URC shareholder meeting in accordance with the Interim Order, applicable Law and the Arrangement Agreement. In addition, the Sweetwater Investors may terminate the Arrangement Agreement if URC breaches a representation, warranty, covenant or agreement in a manner that would cause certain of the conditions to closing in favour of the Sweetwater Investors not to be satisfied, subject to the applicable cure provisions and other terms of the Arrangement Agreement. URC may similarly terminate the Arrangement Agreement if the Sweetwater Investors breach a representation, warranty, covenant or agreement in a manner that would cause certain of the conditions to closing in favour of URC not to be satisfied, subject to the applicable cure provisions and other terms of the Arrangement Agreement.

The Arrangement Agreement provides that, if the Arrangement Agreement is terminated as a result of a failure to obtain the required URC shareholder approval, URC will be required to pay the Sweetwater Investors an amount equal to the Sweetwater Investor Expenses Amount, being the reasonable and documented out-of-pocket fees, costs and expenses of the Sweetwater Investors in connection with the Arrangement Agreement and related transaction documents, up to a maximum of US$3.0 million, within two business days following such termination, subject to the terms of the Arrangement Agreement. In addition, if a bona fide Acquisition Proposal in respect of URC has been made, publicly announced or otherwise publicly disclosed, or an intention to make such an Acquisition Proposal has been publicly announced or otherwise publicly disclosed, and within 12 months following such termination URC or one or more of its subsidiaries enters into a definitive agreement providing for such an Acquisition Proposal or such an Acquisition Proposal is consummated, URC will be required to pay the Sweetwater Investors the Shareholder Approval Termination Payment of US$17.0 million, in addition to the Sweetwater Investor Expenses Amount, in each case subject to the terms of the Arrangement Agreement, provided that, for this purpose, references to “Acquisition Proposal” are subject to the modified threshold set out in the Arrangement Agreement.

MI 61-101 Disclosure

The UEC Subscription constitutes a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of subscription receipts to UEC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, UEC exceeded 25.0% of the Company’s market capitalization. The board of directors of the Company, with directors who are officers or employees of UEC abstaining, and the independent directors of the Company (as such term is defined in MI 61-101), acting in good faith, determined that the UEC Subscription is in the best interests of the Company. The Company did not file a material change report 21 days prior to closing of the UEC Subscription, as the aforementioned insider participation had not been confirmed at that time and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Andrew Marshall

Chief Financial Officer

Phone: 604-396-8222

Item 9	Date of Report

April 27, 2026.

Forward-Looking Information

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements relate to future events or future performance and reflect the Company’s expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; approval by the Company’s shareholders; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of New URC post-Transaction; growth potential of New URC, timing, receipt and anticipated effects of court and other approvals; and the Company’s ability to finance the cash consideration under the Arrangement. When used in this material change report, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks related to failure to receive requisite URC shareholder approval or court approval of the Transaction; any inability to satisfy the conditions to the Transaction, any inability of URC to complete necessary financing, including to fund the cash consideration under the Transaction, risks inherent to royalty companies, uranium and soda ash price volatility, risks related to the operators of the projects underlying the Company’s and Sweetwater’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information. Forward-looking statements are made as of the date of this document and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.